May 8, 2006

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>
Howard Hochhauser, Acting Chief Financial Officer
Martha Stewart Living Omnimedia, Inc.
11 West 42nd Street
New York, New York 10036

   Re: **Martha Stewart Living Omnimedia, Inc.**
     Form 10-K for the Year Ended December 31, 2005
     File 001-15395

Dear Mr. Hochhauser:

   Based upon an examination restricted solely to considerations of the Financial Statements, Management's Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K For the Fiscal Year Ended December 31, 2005</u>

<u>Item 7- Management Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Liquidity and Capital Resources, page 30</u>

1. As discussed in our most recent Interpretive Release about Management's Discussion and Analysis, FR-72 (Release No. 33-8350), one of the primary objectives in preparing this section should be to provide a narrative explanation of the financial statements that enables investors to see the company through the eyes of management. As such, please revise your liquidity and capital resources disclosures to discuss the underlying factors resulting in changes to your cash balance, instead of merely repeating what is shown on

the statement of cash flows. When discussing changes in working capital, explain why receivables and deferred television production costs increased.

Item 8- Financial Statements and Supplementary Data

Note 11 – Commitments and Contingencies
Legal Matters, page F-20

2.   To the extent considered practical, please consider revising your disclosure of legal matters to use plain English rather than legal terms such "sitting en banc." In addition, your investors may find it useful if the content were less focused on the entire step by step history of court procedures and more focused on describing, in layman's terms, the nature of the cases, the current status of the proceedings, and your evaluation of the outcome.

Form 8-K furnished on April 25, 2006

3.   We note your use of the non-GAAP performance measure OIDA in your earnings release furnished on Form 8-K. You eliminate depreciation, amortization, non-cash equity compensation costs, interest, and taxes from net income. You state that you present this measure because it is used by investors, analysts, and industry peers and because it makes it easier to compare your results with other companies that have different capital structures or tax rates. We do not believe that the wide use of OIDA is a substantive reason specific to you that demonstrates usefulness. The fact that the non-GAAP measure is used by or useful to analysts, for example, cannot be the sole support for presenting the non-GAAP financial measure. See footnote 44 to FR-65. In addition, it is not clear why you eliminate depreciation, amortization, and share-based payment expenses from this measure, as these items do not relate to your capital structure or tax rate. Please give equal or greater prominence in your press release to the most directly comparable GAAP measure (net income), revise the title OIDA to indicate clearly that you have adjusted the measure for non-cash equity compensation costs, and reconcile this measure to net income rather than operating income. Finally, please tell us and revise to disclose the substantive reason specific to you that demonstrates the usefulness to investors of disregarding items eliminated in OIDA when evaluating your performance, as required by Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K, or discontinue use of this measure.

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label "corresp" with a copy to the staff.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or Lyn Shenk, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief-Accountant